LBMZ SECURITIES, INC.
Chicago, Illinois

FINANCIAL STATEMENTS

Including Independent Registered Public Accounting Firm's Report
As of and for the Year Ended November 30, 2023

(Filed as
CONFIDENTIAL Information
Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange
Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12
SEC FILE NUMBER
8-23266

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/2022 AND ENDING 11/30/2023

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LBMZ Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 South Riverside Plaza, Suite 1600

(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Colombo	(312) 718-2573	doug@colombo-consulting.com
(Name)	(Area Code – Telephone Number)	(Email address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.

(Name – if individual, state last, first, and middle name)

125 E Lake Street, Suite 30	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, **Judith Ann Calder**____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **LBMZ Securities Inc., as of 11/30/2023** is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTOPHER B. COHEN
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Jul. 27, 2024

Signature: Judith Ann Calder
Judith Ann Calder
Chief Compliance Officer
Title: Chief Compliance Officer
2/27/24

Christopher B. Cohen
Notary Public My Commission expires 7/27/24

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LBMZ Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LBMZ Securities, Inc. as of November 30, 2023, the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of LBMZ Securities, Inc. as of November 30, 2023, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LBMZ Securities, Inc.'s management. Our responsibility is to express an opinion on LBMZ Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LBMZ Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of LBMZ Securities, Inc.'s financial statements. The supplemental information is the responsibility of LBMZ Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as LBMZ Securities, Inc.'s auditor since 2015.

Michael Coglianese CPA. P.C.

Bloomingdale, IL

February 27, 2024

LBMZ SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of November 30, 2023

ASSETS

Cash and cash equivalents	$	333,463
Receivable from clearing brokers		530,088
Other receivable from broker		5,000
Due from affiliate		45,342
Other Receivable		1,089
Deferred income tax asset		447,161
Prepaid Expenses		11,564
TOTAL ASSETS	$	1,373,707

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to affiliate	$	256,605
Accounts payable		75,604
Accrued expenses		29,027
Total liabilities before accrued interest payable subordinated debt		361,236
Accrued interest payable subordinated debt		124,550
TOTAL LIABILITIES		485,786
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		1,000,000
STOCKHOLDER'S EQUITY		(112,079)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,373,707

See notes to financial statements.

LBMZ SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended November 30, 2023

REVENUES

Commissions, executions and clearing fee	$ 1,126,184
Interest	633,636
Gain (Loss) on Investment	12
Total Revenues	1,759,832

EXPENSES

Professional and regulatory fees	201,227
Salaries and bonuses	980,229
Consultants	219,231
Marketing	57,190
Employment expense	50,234
IT expense	10,546
Other	102,605
Total Expenses	1,621,262

GAIN BEFORE INCOME TAX BENEFIT	138,570
Income tax expense	39,496
NET Gain	$ 99,074

LBMZ SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended November 30, 2023

	Common Stock	Paid In Capital	Deficit	Total
BALANCE, November 30, 2022	$ 1,000	$ 1,019,000	$ (1,223,890)	$ (211,153)
Capital contributed	-	-	-	-
Net Gain/Loss	-	-	99,074	99,074
BALANCE, November 30, 2023	$ 1,000	$ 1,019,000	$ (1,124,816)	(112,079)

Common stock, no par value; 1,000 shares authorized, issued, and outstanding.

LBMZ SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended November 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	**99,074**
Adjustments to reconcile net income to net cash used in operating activities		
Deferred income taxes		**39,496**
Allowance for depreciation		**0**
(Increase) decrease in:		
Other receivable from broker		**40**
Receivables from clearing brokers		**(261,105)**
Due from affiliate		**(21,615)**
Prepaid expenses		**(2,155)**
Other receivable		**(1,006)**
Increase (decrease) in:		
Due to affiliates		**164,020**
Accounts payable		**40,214**
Accrued expenses		**(14,760)**
Accrued interest payable subordinated debt		**14,550**
Net Cash Provided by Operating Activities		**56,753**
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		
Investment in stock		
NET CASH PROVIDED BY INVESTING ACTIVITIES		
CASH PROVIDED BY FINANCING ACTIVITIES		
NET CASH PROVIDED BY FINANCING ACTIVITIES		
Net Increase in Cash and Cash Equivalents		**56,701**
CASH AND CASH EQUIVALENTS, Beginning of Year		**276 709**
CASH AND CASH EQUIVALENTS, END OF YEAR	$	**333,463**

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$0
Income tax payments	$0

See notes to financial statements.

LBMZ SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended November 30, 2023

Subordinated Debt, Beginning Balance	$1,000,000
New subordinated borrowing	-
SUBORDINATED DEBT, Ending Balance	**$1,000,000**

See notes to financial statements.

LBMZ SECURITIES, INC.

NOTE 1 - Nature of Operations

LBMZ SECURITIES, INC. (the "Company", also known as "ZacksTrade"), a C Corporation, established in 1978 in the state of Illinois, is a fully disclosed, introducing securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company derives commission income from retail brokerage operations. Customer accounts are introduced to our clearing broker, Interactive Brokers, LLC on a fully-disclosed basis.

NOTE 2 - Summary of Significant Accounting Policies

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

All commission and clearance fee revenue is recognized in the month in which the transactions associated with the commissions are completed (settlement date). GAAP requires revenue to be recognized in the month in which the transactions associated with the commissions are earned (trade date). Generally, there is no material difference between settlement date and trade date in the recognition of this revenue.

The Company recognizes interest income from its customers at Interactive Brokers, LLC. Interest income is accrued, based on the month ending balance in the customers' accounts, and is paid to the Company in the following month.

Cash and Equivalents

The Company defines cash and equivalents as highly liquid, short term investments with a maturity at the date of acquisition of three months or less.

Income Taxes

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense. The Company did not have any uncertain tax positions as of November 30, 2023 Income tax returns filed or to be filed for the years ended November 30, 2020 through 2023 remain open and are subject to review by applicable tax authorities.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred taxes consist primarily of temporary differences relating to the recognition of certain expenses in different periods for book and tax purposes. Management believe that it is more likely than not that the benefit from this net operating loss carry forward will not be realized in the near team. Consequently, a valuation allowance of $150,000, was applied against the deferred tax asset related to these net operating loses carryforward.

Other Receivable from broker

Represents cash held in a brokerage account that is not being traded.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, receivables from clearing broker, investment in stock available for sale, accounts payable and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year Ended November 30, 2023, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through the date of the Independent Registered Public Accounting Firm report The Company feels that no material events have occurred through that date would require recording or disclosure in the Company's financial statements.

LBMZ SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended November 30, 2023

NOTE 3 - Related Party Transactions

The Company uses the payroll services of its affiliate, Zacks Investment Research, Inc. ("ZIR"), to process its payroll. ZIR funds the payroll and then charges the Company for its employees' share. ZIR, at times, will also pay for other services provided to the Company, such as professional fees, health insurance, shipping, postage, and the in-house services of ZIR employees. These expenses are then charged to the Company. The Company also receives office space and related services from ZIR at no cost.

Total charges incurred with ZIR during the Year Ended November 30, 2023 are as follows:

Payroll	$ 388,794
IT expense	22,136
Professional and outside services	18,857
Fees and subscriptions	5,533
Employment	7,109
Marketing	38,023
Other expenses	3,568
Total	$ 484,020

As of November 30, 2022, $92,585 of these charges were unpaid and accrued and carried forward to November 30, 2023 as follows:

Balance, November 30, 2022	$ 92,585
Charges	484,020
Payments and credits to affiliate	(320,000)
Balance, November 30, 2023	$ 256,605

The Company pays registration and other fees on behalf of employees of its affiliate, Zacks Investment Management, Inc. ("ZIM") who are also employees of the Company. These expenses are then charged to ZIM. Total fees incurred by the Company, on behalf of ZIM, during the year ended November 30, 2023 are $144,346.

Total charges incurred with ZIM during the year Ended November 30, 2023 are as follows:

Registration Costs	$59,168
Consulting Fees	$57,069
Email Archive	$18,760
Other	$ 9,349
Total	$144,346

As of November 30, 2022, $23,726 of these charges were unpaid and accrued and carried forward to November 30, 2023 as follows:

Balance, November 30, 2022	$23,726
Charges	144,346
Payment and credits to affiliate	(122,731)
Balance, November 30, 2023	$ 45,341

NOTE 4 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The deferred tax asset as of November 30, 2023, which consists entirely of a deferred income tax asset arising from the recognition of certain expenses in different periods for financial reporting and income tax reporting purposes, is as follows:

Deferred:

Federal	**$397,258**
State	**49,904**
Total deferred income tax asset	**$447,161**

NOTE 5- Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors are payable to the stockholder, bearing interest of 1.2% and 1.3% per annum, respectively, and mature on June 24, 2025, $500,000 and March 1, 2027, $500,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6 - Concentrations of Credit Risk

The Company maintains cash balances in one financial institution located in Illinois, which at times, may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal deposit Insurance Corporation (FDIC) up to $250,000. On November 30, 2023, the Company did not have any cash balances in excess of the FDIC insured limits. Deposits with clearing organizations and all securities are uninsured. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be at risk, which depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

On November 30, 2023, the Company had net capital of $381,647, which was $331,647 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was.95 to 1.
Below is the reconciliation between the net capital calculated above and the net capital computed and reported in the Company's November 30, 2023 FOCUS filing:

	Financial Statements	Per FOCUS Filing
Total net capital	$ 381,647	$ 381,647
Required net capital	50,000	50,000
Total excess net capital	$331,647	$ 331,647

LBMZ SECURITIES, INC.

EXEMPTION PROVISION UNDER RULE 15c3-3
As of November 30, 2023

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

LBMZ SECURITIES, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2023

Broker or Dealer: **LBMZ SECURITIES, INC.**

1. Total ownership equity from Statement of Financial Condition			$ (112,079) {3480}
2. Deduct ownership equity not allowable for Net Capital			— ----------------- {3490}
3. Total ownership equity qualified for Net Capital			(112,079) {3500}
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			1.000.000 {3520}
B. other (deductions) or allowable credits (list)			- {3525}
5. Total capital and allowable subordinated liabilities			887,921 {3530}
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*		$ 505,156 {3540}	
B. Secured demand note deficiency		- {3590}	
C. Commodity futures contracts and spot commodities- proprietary capital charges		- {3600}	
D. other deductions and/or charges		- {3610}	(505,156) {3620}
7. other additions and/or allowable credits (list)			- {3630}
8. Net capital before haircuts on securities positions			382,765 {3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))			
A. Contractual securities commitments		- {3660}	
B. Subordinated securities borrowings		- {3670}	
C. Trading and investment securities:			
1. Exempted securities		- {3735}	
2. Debt securities		- {3733}	
3. Options		- {3730}	
4. other securities	1,118	{3734}	
D. Undue concentration		- {3650}	
E. other (list)		- {3736}	(1,118) {3740}
10. Net Capital			$ 381,647 {3750}

Non-allowable assets include:

Due from affiliates	$	45,342
Other Asset		1,089
Deferred Income tax asset		447,161
Prepaid Expenses		11,566
Total non-allowable assets	$	505,156

LBMZ SECURITIES, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2023

Broker or Dealer: **LBMZ SECURITIES, INC.**

Part A

11.	Minimum net capital required (6 2/3% of line 18)	=$ 24,082 {3756}
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)	50,000 {3758}
13.	Net capital requirement (greater of line 11 or 12)	50,000 {3760}
14.	Excess net capital (line 10 less line 13)	331,647{3770}
15.	Excess net capital at 1000% (line 10 less 10% of line 18)	321,647{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. Liabilities from Statement of Financial Condition		$ 361,236 {3790}
17.	Add:		
	A. Drafts for immediate credit	=$ - {3800}	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	— ------------------{3810}	
	C. other unrecorded amounts (list)	_____ - {3820} _____ - {3830}	
18.	Total aggregate indebtedness		$ 361,236{3840}
19.	Percentage of aggregate indebtedness to net capital (line 18 / line 10)		94.65%{3850}
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		56.31% {3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative methods used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

(E) There are no material differences between the Audited and Unaudited Statement of Financial Condition.:

LBMZ SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2023

Broker or Dealer: **LBMZ SECURITIES, INC.**

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section upon which an exemptive provision from Rule 15c3-1 is claimed:

    A. (k)(1) - $2,500 capital as per Rule 15c3-1   _____ {4550}

    B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained   — -------------------- {4560}

    C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis   **X**   {4570}

        Name of Clearing Firm(s): <u>INTERACTIVE BROKERS, LLC</u>

    D. (k)(3) - Exempted by order of the Commission (include copy of letter)   _____ {4580}

LBMZ SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2023

Broker or Dealer: LBMZ SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

LBMZ SECURITIES, INC. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

LBMZ SECURITIES, INC. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders of LBMZ Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by LBMZ Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating LBMZ Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended November 30, 2023. LBMZ Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no material differences;

2)   Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended November 30, 2023, noting no material differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4)   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on LBMZ Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the fiscal year ended November 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of LBMZ Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
February 27, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 11/30/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
LBMZ SECURITIES INC	8-23266

For the fiscal period beginning 12/1/2022 and ending 11/30/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,125,272.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 1,125,272.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 6,466.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.	$ 12.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 253,454.00		
	c	Enter the greater of line 5a or 5b		$ 253,454.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 259,932.00



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 11/30/2023

Line		Description			
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 865,340.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 1,298.00
9		Current overpayment/credit balance, if any			$ 752.00
10		General assessment from last filed 2023 SIPC-6 or 6A		$ 1,039.00	
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 752.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 287.00		
	d	Add lines 11a through 11c		$ 1,039.00	
12		**LESSER** of line 10 or 11d.			$ 1,039.00
13	a	Amount from line 8		$ 1,298.00	
	b	Amount from line 9		$ 752.00	
	c	Amount from line 12		$ 1,039.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 493.00)
14		Interest (see instructions) for 16 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16		Overpayment/credit carried forward (if applicable)			($ 493.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-23266	DEA: FINRA	2023	Nov

MEMBER NAME LBMZ SECURITIES INC
MAILING ADDRESS 10 S RIVERSIDE PLAZA STE 1600
CHICAGO, IL 60606

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

LBMZ SECURITIES INC
(Name of SIPC Member)

Douglas Colombo
(Authorized Signatory)

2/14/2024
(Date)

dcolombo@zacks.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LBMZ Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) LBMZ Securities, Inc. claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) LBMZ Securities, Inc. stated that LBMZ Securities, Inc. met the identified exemption provisions for the period ending November 30, 2023. LBMZ Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about LBMZ Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provision) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2024



LBMZ Securities, Inc.

LBMZ Securities Inc's Exemption Report

LBMZ Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

LBMZ Securities, Inc.

I, Judith Calder, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Compliance

Officer February 28, 2024

LBMZ Securities, Inc. 110 S. Riverside Plaza, Suite 1600 Chicago, IL 60606
Tel: 312-630-9880 Fax: 312-630-9898